Direct Line: (212) 859-8933
Fax: (212) 859-4000
paul.tropp@friedfrank.com

August 12, 2013

VIA EMAIL AND EDGAR

Mary A. Cole
Sheila Stout
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc. Registration Statement on Form N-2 filed March 29, 2013 File Nos.: 333-187642; 814-00998

Dear Ms. Cole and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (including for periods prior to April 1, 2013, Goldman Sachs Liberty Harbor Capital, LLC, the “Company”), set forth below are the Company’s responses to the comments raised by the letter, dated April 26, 2013, of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form N-2, filed on March 29, 2013 (the “Registration Statement”), for the offering of common stock of the Company.  This letter is being filed with Amendment No. 1 to the Registration Statement on Form N-2 (the “Amended Registration Statement”). To facilitate your review, we have repeated the Staff’s comments below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in the Amended Registration Statement.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Response:  The Company acknowledges the Staff’s comment.

2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Response: The Company acknowledges the Staff’s comment.

Prospectus

3.
Cover—Please disclose the following information (some of which is included in the Summary) on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.  Please also include such information in the Summary section.

Response: The Company has made the requested revisions to the cover and respectfully directs your attention to page 2 of the Summary section which contains the requested disclosure.

4.
Cover—Please include the following statement: Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment.  Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

Response:  The Company has made the requested revision to the cover of the prospectus.

5.	Cover—Please revise the line item “Underwriting discounts and commissions” to read “sales load.”

Response:  The Company has made the requested revision to the cover of the prospectus.

6.
The Company—Disclosure above the pie charts indicates that the Company has invested approximately $72.7 million in eight companies.  The Selected Financial and Other Information section shows $51.7 million in assets invested in six companies.  Please add a footnote to the balance sheet data in Selected Financial and Other Information explaining the approximate 45% increase in the fair value of portfolio investments from 12/12 to 2/13.  Included in this disclosure should be a discussion of the additional two companies that the Company has invested in as well as a discussion on the cost and fair value of these two companies.  In addition, please explain to the staff how the 45% increase was not deemed to be a material event that would require recognition as a subsequent event in footnote 10 to the Notes to the Financial Statements.

Response: The Company has updated the financial data in “Selected Financial and Other Information” with its financial information as of the end of the first quarter of 2013 and the pie charts have been removed.  The Company has included disclosure concerning all companies it has invested in as of March 31, 2013.  See page 74.  The Company did not include a subsequent event footnote to account for additional portfolio investments from December 2012 to February 2013 in its audited financial statements for the year ended December 31, 2012 because these positions were made or acquired in the ordinary course of the Company’s business.  The Company further notes that the 45% increase from December 2012 to February 2013 was a mathematical consequence of the initial ramp-up of its portfolio investments from $48.9 million to $72.7 million (on a net cost basis).

7.	The Company—The disclosure describes the investment experience of the senior members of the Company’s “investment team.” Please provide information about their experience in small business investing.

Response: The Company has updated the description of its investment team’s experience to include its experience in small business investing and activities related to small business investing.

8.
Use of Leverage—The disclosure here states that “Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the asset coverage requirement and we will not otherwise segregate or earmark liquid assets or enter in offsetting positions.”  In your response, please describe the types of “practices and investments” contemplated in this disclosure.  We may have additional comments.

Response: The referenced disclosure refers to investments (i.e., structured notes) where the Company does not anticipate incurring obligations beyond its initial investment but these investments would permit the Company to gain economic exposure that would be greater than its economic interest and such an investment would constitute economic leverage.

9.
Formation Transactions—In your response, please describe the valuation procedures used to set the price of the stock to Group Inc., the affiliate that provided the Company’s seed capital. In addition, in your response, please provide an estimate of the percentage equity ownership insiders are expected to own after the public offering.

Response: The price of the stock acquired by Group Inc. was equal to the price per share of stock sold in the private offering that closed on April 1, 2013.  The number of shares received by Group Inc. was determined by dividing the Company’s net asset value as of March 28, 2013 by $20 per share (the price per share that the Company sold shares to investors as part of its April 1 private placement).  The Company determined its NAV consistently with its quarter end policies and procedures for determining NAV as described in “Determination of Net Asset Value” in the prospectus.  In addition, the Company enlisted a third- party valuation service firm to independently value the Company’s then existing portfolio investments.

The Company cannot yet provide an estimate of the percentage of equity ownership insiders are expected to own after the public offering until it establishes the price of the public offering.  The Company expects to indicate this information once it finalizes the price range of the offering in “Control Persons and Principal Stockholders.”  As of July 1, 2013, Group Inc. owned approximately 19.9% of the Company and certain directors and officers owned small amounts of common shares, comprising in the aggregate, less than 1% of the Company’s common shares.

10.	Summary Risk Factors—Please add the risk of such a large percentage of the Company’s stock being held by an insider.

Response: The Company has updated its Summary Risk Factors to include this risk.

11.
Fees and Expenses—Please add a parenthetical after the line item “Incentive fees payable under the Investment Management Agreement:” “(20% of investment income and capital gains)”.  In addition, please revise footnote 4 to add that the Company will accrue, but not pay, a capital gain incentive fee with respect to its unrealized appreciation.

Response: The Company has revised the disclosure in response to the Staff’s comment.  The Company has also revised footnote 4 to state that it will accrue, but not pay, a capital gain incentive fee with respect to its net unrealized appreciation.

12.	Risk Factors—Group Inc. and certain of its affiliates have influence…etc.—Please indicate the percentage ownership of the Company’s stock by these insiders.

Response:  The Company has revised the disclosure on page 24 in response to the Staff’s comment.

13.
Risk Factors—We may form one or more CLOs, etc.—Please define “CLOs” as collateralized loan obligations and explain in your response whether the assets of such entities will be consolidated on the Company’s financial statements.

Response:  The Company respectfully submits that CLOs is defined in the risk factor entitled “We operate in a highly competitive market for investment opportunities” on page 22.  The Company respectfully notes that such entities will be consolidated on the Company’s financial statements when appropriate in accordance with GAAP based on the specific facts and circumstances associated with any CLO it may form.

14.
Risk Factors—Please clarify that any fee paid on accrued income in respect of original issue discount, PIK interest and zero coupon securities is not returned to the Company where such accrued income is not ultimately received by the Company in cash.

Response:  The Company has revised the disclosure on page 22 in response to the Staff’s comment.

15.
Investments—The Prospectus states, “In addition, we also expect to invest a portion of our portfolio in opportunistic investments, which are not our primary focus, but are intended to enhance our risk-adjusted returns to shareholders.”  Please advise the staff what investments, including derivative investments, if any, other than hedging of existing currency and interest rate risk, the Company may utilize.  Please also clarify, the staff, the extent of such investment.  We may have additional comments.

Response:  The Company has revised the disclosure on page 68 in response to the Staff’s comment.  While the Company’s investment policies permit it to make opportunistic investments, such as investments in large U.S. companies, foreign companies, stressed or distressed debt, structured products or private equity, the Company as of March 31, 2013, had just one such investment (its unsecured debt investment in a Canadian company).  The Company does not currently intend to pursue investments in derivative instruments, other than potential limited hedging of existing currency and interest rate risk in compliance with other applicable law and its policies.

16.
Risks Related to Our Portfolio Company Investments----The prospectus states, “To finance investments, we may securitize certain of our investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments.”  Please advise the staff whether expenses associated with such CLOs have been included in the fee table.

Response:  Because the Company has not securitized any of its investments and does not presently intend to do so in the near term, no securitization expenses are reflected in the fee table.

17.
Risks Relating to this Offering and Our Common Stock---- The prospectus states, “The distributions we pay to our stockholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.” Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

•
Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In addition, please inform us whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital.  In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response:  The Company has added revised disclosure on pages 5, 8, 37, 51 and 58, in response to the Staff’s comment.  The Company does not currently intend to report a distribution yield.

18.
Risks Related to Our Portfolio Company Investments----The prospectus states, “To finance investments, we may securitize certain of our investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments.”  Please advise the staff whether expenses associated with such CLOs have been included in the fee table.

Response: The Company respectfully notes its response to comment 16 above.

19.	Valuation of the Company’s Investments—Investments in Goldman Sachs Funds—Please reflect the fees associated with these investments in the fee table.

Response:  The Company has added an “Acquired Fund Fees and Expenses” sub-caption in the fee table, which will include Acquired Fund Fees and Expenses in excess of 0.01% of the average net assets of the Company during its first year of operations.  The Acquired Fund Fees and Expenses line item includes the fees associated with investments in Goldman Sachs Funds.

20.
Determinations of Net Asset Value—Please provide more robust disclosure of the Company’s valuation procedures.  Name the third-party valuation firms that will be assisting the adviser and board in valuing the assets and provide the standards such firms will be using.

Response:  In “Determination of Net Asset Value,” the Company has augmented its disclosure concerning its valuation procedures.  The Company respectfully submits that naming its valuation firms is not appropriate as such valuation firms are not experts for Securities Act purposes, and valuations are under the purview of our investment adviser and the Board of Directors and not a third party valuation firm.  The Board and management merely utilize the third party valuation firms to assist them in their process.  Such valuation firms will conduct their valuations using valuation techniques including the market approach, income approach, or both approaches.

Financial Statements

21.
The disclosure in the Prospectus states that the Company may engage in derivative transactions such as interest rate and currency hedging.  Please explain to the staff how the Company will monitor compliance with the 30% “non-qualifying bucket.”

Response:

The Company advises the Staff that the Investment Committee is responsible for overseeing the evaluation of the eligibility of proposed investments for “qualifying asset” status at time of investment.   This evaluation will be conducted by members of the investment team with assistance, as necessary, from representatives of Legal and/or Compliance.   To the extent the Company engages in derivative transactions, the assets will generally be counted toward the 30% “non-qualifying bucket.”  The Company will test compliance with this requirement at the time of each investment. The Company currently has not engaged in any derivative transactions and has no near term intention of doing so.

22.	Please note the audit opinion included in the N-2 filing is missing the city and state.

Response: The EDGAR version of PwC’s audit opinion has been updated to add the city and state.

23.
Financial Statements—The Notes to Financial Statements (no. 6) states, “Realized capital gains and losses include gains and losses on investments and foreign currencies, as well as gains and losses on the extinguishment of debt and other assets.”  (Emphasis added.)  Please also add such disclosure to the prospectus, including an explanation of how the adviser will collect a fee on the “gains [to the Fund] … on the extinguishment of [the Fund’s] debt.”  Please explain to the staff the appropriateness of such arrangement under Section 205(b)(3) of the Investment Advisers Act of 1940.

Response:  The Company advises the Staff that the sentence in the notes to the Financial Statement (no. 6) which states “Realized capital gains and losses include gains and losses on investments and foreign currencies, as well as gains and losses on the extinguishment of debt and other assets” has been removed in the March 31, 2013 financial statements, as the gains and losses on the extinguishment of debt, if any, will be recognized as a separate line item within net investment income rather than realized gains and losses.

The Company believes that payment of the Incentive Fee based on extinguishment of debt is not prohibited by Section 205(b)(3) of the Investment Advisers Act of

1940 or by the Investment Management Agreement. The Incentive Fee consists of two components that are independent of each other.  One of the incentive fee components is based on the Company’s Net Investment Income if the Company’s performance exceeds an annual “hurdle rate” of 7.00%.  As the extinguishment of debt will be recognized within net investment income, our investment adviser may collect a fee on the gain on the extinguishment of debt.

24.
Please confirm going forward that the Company will present a Statement of Changes in compliance with Article 6 of Regulation S-X.  In addition, include the disclosure requirements of Article 6-09.7; disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

Response:  The Company has added a Statement of Changes in Net Assets to its March 31, 2013 financial statements, and it will fully comply with the Staff’s comment starting with its June 30, 2013 financial statements.  The March 31, 2013 financial statements do not include the parenthetical disclosure for the balance of undistributed net investment income because the Company was a private fund and not yet subject to the requirements of Article 6.

25.	In the Schedule of Investments please identify if any of the income is received on a non-cash basis or a combination of cash and non-cash (i.e, PIK).

Response:  As of March 31, 2013, all of the Company’s income from its investments was in cash.  In the future, the Company will identify any income received on a non-cash basis or on a combination of cash and non-cash basis.

26.
According to the Schedule of Investments the Company has greater than 25% of the value of total assets invested in one issuer, Dispensing Dynamics Intl., which would violate the 25% asset diversification requirement for a RIC.  Please discuss the Company’s remedy in the correspondence in order to qualify to elect to be a RIC under Subchapter M of the IRC.

Response: The Company intends to elect to be treated as a RIC for its taxable year which began on April 1, 2013 and will end on December 31, 2013.  Accordingly, the Company first needed to satisfy the quarterly 25% asset diversification requirement for treatment as a RIC as of June 30, 2013.  The Company has undertaken the necessary steps so that it met the quarterly 25% asset diversification requirement by June 30, 2013, including as a result of the raising of capital as part of the closing of private placements on April 1, 2013, May 1, 2013, June 1, 2013 and July 1, 2013.

27.
Footnote 2 in the Notes to the Financial Statements states that cash and cash equivalents consist of deposits and money market funds.  As an investment company these investments must be disclosed in the Schedule of Investments and not in the Balance Sheet as cash and cash equivalents.  AAG 7.40 defines securities as stocks, bonds, debentures, notes, rights, warrants, certificates of interest, or participation in equity or debt instruments, U.S. government securities, bank certificates of deposit, banker’s acceptances, commercial paper, repurchase agreements, purchased options, and tranches of fixed income securities.

Response:  In the March 31, 2013 Financial Statements, the Company updated the Statement of Assets and Liabilities and Schedule of Investments to separately disclose the Company’s investment in a money market fund. As result, the Company also updated footnote 2 in the Notes to the Financial Statements accordingly.

28.
Footnote 6 in the Notes to the Financial Statements states that the investment manager has agreed not to charge the Company for organization expenses of $35,000 incurred in connection with the organization of the entity.  Please confirm that these expenses are being borne by the Adviser on behalf of the Company and that the investment manager would not seek recoupment of these expenses.

Response:  The Company confirms that these organization expenses are being borne by its investment adviser and that the investment adviser will not seek recoupment of these expenses.

29.
Please include a discussion in the correspondence regarding the acquisition of the eight portfolio companies to date.  Include in the discussion if these acquisitions were arm’s length transactions or affiliated transactions?  Were these assets of an existing private equity fund that were purchased?

Response: The Company had 12 portfolio companies as of March 31, 2013.  Portfolio company investments were predominantly purchased in secondary transactions or through syndicated loans and, to a more limited extent, directly from the issuer.  All of acquisitions were made in arm’s-length transactions from third parties and none of these were purchased from a private equity fund.

30.	Please discuss how the Company will account for offering costs in connection with the IPO.

Response: In connection with the IPO, the Company currently intends to account for its offering costs by deferring such expenses then offsetting these expenses against proceeds upon consummation of the IPO. In the event the IPO is unsuccessful, the Company will expense all offering costs.

31.	In the Statement of Financial Condition, going forward the components of member’s equity should be separately stated.

Response:  The Company has separated the components of net assets in its Statement of Financial Condition for the quarter ended March 31, 2013.  Going forward, on financial statements subsequent to March 31, 2013, as the Company is a corporation, it will separately state the components of stockholder’s equity.

32.
In the Statement of Operations, please explain the presentation of income tax expense below net investment income.  FASB ASC 946-225-45-4 explains income tax expense should be presented by investment companies under the separate income categories to which it applies.  In addition, provisions for deferred taxes should be presented separately.

Response:   The Company considered FASB ASC 946-225-45-4 when assessing the presentation of income tax expense.

Through March 31, 2013, the Company was a single member limited liability company (SMLLC) which is a disregarded entity for U.S. tax purposes. As a disregarded entity, the Company is considered a branch of its Member (a “C” corporation for income tax purposes), and does not file a separate tax return. Rather, the Member includes the results of the Company in its consolidated tax returns and is responsible for the payment of any associated tax. For purposes of preparing separate financial statements of the Company, a tax provision was allocated to the Company consistent with FASB ASC 225-10-S99.  Because the Company did not (and will not) be required to make any associated tax payments, and as such no assets of the Company will be used to fund any tax payments, the tax expense recognized in the separate financial statements of the Company was treated as a deemed contribution from the Member. As such, the allocation of this expense had no impact on the net assets of the Company.

As of April 1, 2013, the Company ceased being a SMLLC and converted to a BDC, which is a corporation for U.S. tax purposes.  It also intends to elect to be treated as a RIC commencing with its taxable year ending on December 31, 2013. As a RIC, the Company generally will not be required to pay corporate level U.S. federal income taxes. No tax provision will be recorded under FASB ASC 225-10-S99 beginning April 1, 2013.

Given that the tax provision through March 31, 2013 was the result of an allocation to the Company of the single Member’s tax provision, that no Company assets have been or will be used to pay any associated tax, and that the Company will not record a similar tax provision in future periods, the presentation of the tax provision as a single line item was determined to be more reflective of the nature of this item and the related economic impact on the Company.   Disclosure was provided in footnote 2 (f) of the components of the allocated provision.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8933.

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:
Jonathan Lamm (Goldman Sachs BDC, Inc.)
Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)
Geoffrey R.T. Kenyon, Esq. (Dechert LLP)
Richard Horowitz, Esq. (Dechert LLP)
Margery K. Neale, Esq. (Willkie Farr & Gallagher LLP)
Maria Gattuso, Esq. (Willkie Farr & Gallagher LLP)